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SEC FILE NUMBER
8-37373

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harbour Investments Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 D'Onofrio Drive, Suite 300
(No. and Street)

Madison	WI	53719
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rhonda Meyer	608-662-6100	rmeyer@harbourinv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, and middle name)

222 S Ninth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/03	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhonda Meyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbour Investments Inc, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD MEDLAND NOTARY PUBLIC STATE OF WISCONSIN

Signature: Rhonda Meyer

Title: SVP & COO

[signature]

Notary Public

My Commission Expires 2-12-2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

TABLE OF CONTENTS

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Harbour Investments, Inc.
Madison, Wisconsin

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harbour Investments, Inc. ("the Company") as of December 31, 2022, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
February 28, 2023

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS		
Cash and cash equivalents	$	939,002
Commissions receivable		3,863,035
Deferred income taxes		1,510
Marketable securities owned, at fair value		92,938
Total assets	$	4,896,485
LIABILITIES		
Accounts payable	$	128,877
Commissions payable		3,538,730
Income taxes payable		18,705
Total liabilities		3,686,312
STOCKHOLDERS' EQUITY		
Common stock, no par value; 2,000,000 shares authorized; 200,000 shares issued and outstanding		16,500
Paid-in capital		6,500
Retained earnings		1,187,173
Total stockholders' equity		1,210,173
Total liabilities and stockholders' equity	$	4,896,485

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as an introducing broker in connection with the sale of mutual funds, direct participation programs and advisory services throughout the United States.

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

B. COMMISSIONS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Commissions receivable consists of commissions revenue that has been recognized on a trade date basis but has not yet been received. Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

C. MARKETABLE SECURITIES

The company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income or loss. The fair value of securities is determined by obtaining quoted market prices.

D. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with ASC No. 740 ("Accounting for Income Taxes"). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2022, there was a net deferred tax asset in the amount of $1,510 from current net unrealized losses on securities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Income taxes are different from statutory rates as a result of state minimum fees.

E. REVENUE RECOGNITION

A description of the company's revenue streams accounted for under ASC 606 follows:

Commission revenue results from transactions in equity securities, mutual funds, variable annuities and other financial products and services. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the company's influence, the company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. 12b-1 distribution fees are paid by the mutual fund over a period of time based on a percentage of the fund's daily net asset levels. The company estimates certain of its concession and fee revenues based on its historical analysis of the revenues received along with an assessment of current market conditions and activity which may affect amounts earned. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

Advisory fees are recognized on a monthly basis over the period in which the investment services are performed. Advisory fees earned are generally based on the fair market value of the assets under management. Advisory fees are calculated at the investor level and depending on the program, use their monthly, average monthly or quarter-ending capital balances. Since advisory fees are based on assets under management, significant changes in fair value of these assets will have an impact on the fees earned in future periods.

Revenues from Contracts with Customers

Commissions	$29,155,030
Advisory Services	43,459,745
Total Revenue from Contracts with Customers	$72,614,775

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

F. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. ACCOUNTING FOR UNCERTANITY IN INCOME TAXES

The company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The company's assessment has not identified any significant positions that it believes would not be sustained under examination. Interest and penalties related to uncertain tax positions would be accrued as income tax expense.

The company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdiction. Uncertain tax positions includes those related to tax years that remain subject to examination. The company's federal income tax returns are subject to examination by the IRS, generally for three years after they are filed. In addition, the company's state tax returns are subject to examination by state tax authorities for similar time periods.

H. FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- Level One - Quoted prices in active markets for identical assets or liabilities.

- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

As of December 31, 2022, the company's financial assets which were measured at fair value in accordance with ASC 820 consisted of $92,938 of marketable securities employing Level One inputs.

I. OFF-BALANCE-SHEET CREDIT AND MARKET RISK

In the normal course of business, the company's customer activities involve the execution, settlement, and financing of various customer investment transactions. These activities may expose the company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the company is liable to the clearing firm for the transactions of its customers.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INCOME TAXES

Composition of income tax expense (benefit) for the year ended December 31, 2022, is as follows:

Current taxes	
Federal	$ 12,754
State	5,951
Total current taxes	18,705
Deferred taxes	
Deferred tax benefit	$ (5,804)
Total deferred tax expense (benefit)	(5,804)
Total income tax expense	$ 12,901

The company's total deferred tax assets and liabilities at December 31, 2022, are as follows:

Deferred tax asset	$ 1,510
Net deferred tax asset	$ 1,510

Deferred tax assets are the result of net unrealized losses on securities at December 31, 2022.

The company paid $19,053 of income taxes during the year ended December 31, 2022.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 100% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $6,972,015 for the year ended December 31, 2022.

NOTE 4 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement of the greater of $100,000 or six and two-thirds of aggregate indebtedness. Aggregate indebtedness at December 31, 2022, was $3,686,312 while the company had net capital of $912,132 and a net capital requirement of $245,754. The company's net capital ratio was 4.04 to 1.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted fair values, as summarized below.

	Fair Value	Cost	Unrealized Loss
Mutual funds	92,938	98,480	(5,542)
	$ 92,938	$ 98,480	$ (5,542)

Equity securities are valued at the closing price reported on an active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the company at year end.

Investment loss reflected on the statement of operations includes realized and unrealized gains and losses as follows:

Unrealized and realized losses	$ (20,326)
Net unrealized and realized gains	$ (20,326)

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

NOTE 7 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2022, cannot be determined.

NOTE 8 - DEPOSIT WITH CLEARING ORGANIZATIONS

The company clears securities transactions with one organization. The company has cash of approximately $69,000 on deposit with the clearing organizations at December 31, 2022.

NOTE 9 - CUSTOMER TRANSACTIONS

The company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraphs k(2)(i) and k(2)(ii) of the rule.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2023, the date which the financial statements were available for issue.